                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1.   NAME AND ADDRESS OF COMPANY
          Kinross Gold Corporation,
          52nd Floor, 40 King St. West,
          Toronto, ON   M5H 3Y2

ITEM 2.   DATE OF MATERIAL CHANGE
          November 9, 2004.

ITEM 3.   NEWS RELEASE
          News release was issued by Kinross in Toronto on November 9, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          On November 9, 2004 Kinross announced that it has signed a letter of intent with Rio Tinto European Holdings Limited ("Rio Tinto") for the purchase of Rio Tinto's 51% interest in the Paracatu gold mine in Brazil.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          On November 9, 2004 Kinross announced that it has signed a letter of intent with Rio Tinto for the purchase of Rio Tinto's 51% interest in the Paracatu gold mine located in Brazil. The proposed consideration for Rio Tinto's 51% interest in the shares of Rio Paracatu Mineracao S.A. (the company owner of the Paracatu gold mine) and its immediate holding companies is U.S.$260 million payable in cash on completion of the transaction, with a working capital adjustment made after completion on the basis of the working capital position of Rio Paracatu Mineracao S.A. and its immediate holding companies, as at the date of completion. If this transaction is successfully completed, Kinross will hold a 100% interest in the Paracatu gold mine and will become its operator. Kinross intends to finance the proposed transaction with a combination of cash and debt. The transaction is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement.

          As a result of this transaction, Kinross' proven and probable reserves are expected to increase by roughly 4 million gold ounces (due to the acquisition of the mine and because of improved plant efficiencies and reduced operating costs related to infrastructure improvements, specifically the installation of an in pit crushing and conveying system, MMD sizer, a semi-autogenous grinding mill and upgraded gravity recovery capability). The table below presents the proven and probable mineral reserve estimate reflecting a 100% ownership by Kinross of the Rio Paracatu gold mine and the proposed improvements, based on a $U.S. 400 per ounce gold price, a foreign exchange rate of
          3.13 Brazilian Reais per U.S.$1.00 and the June 2004 Rio Paracatu life of mine plan:

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
                        PARACATU GOLD MINE MINERAL RESERVES (AS OF JUNE 30, 2004)

------------------------------------- ----------------------------------- -----------------------------------
               PROVEN                              PROBABLE                      PROVEN AND PROBABLE
------------------------------------- ----------------------------------- -----------------------------------
   tonnes       Grade        Gold       tonnes       Grade       Gold       tonnes      Grade        Gold
  (x 1,000)    (Au g/t)    (ounces)    (x 1,000)    (Au g/t)   (ounces)    (x 1,000)   (Au g/t)    (ounces)
------------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
   341,510       0.40      4,354,000    215,148       0.40     2,743,000    556,658      0.40      7,097,000
------------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

          The Paracatu gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX Gold Inc.

          THE MINERAL RESERVES INFORMATION HAS BEEN VERIFIED BY MR. ROD COOPER, A QUALIFIED PERSON WITHIN THE MEANING OF NATIONAL INSTRUMENT 43-101. MR. COOPER IS AN OFFICER OF KINROSS GOLD CORPORATION. A TECHNICAL REPORT UNDER NATIONAL INSTRUMENT 43-101 RELATING TO THE MINERAL RESERVES DISCLOSED HEREIN IS IN THE PROCESS OF BEING PREPARED AND WILL BE FILED ON WWW.SEDAR.COM. REFERENCE SHOULD BE MADE TO THE TECHNICAL REPORT FOR THE DETAILS OF KEY ASSUMPTIONS, PARAMETERS, METHODS AND OTHER INFORMATION USED TO ESTIMATE THE MINERAL RESERVES DISCLOSED ABOVE.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
          N/A

ITEM 7.   OMITTED INFORMATION
          N/A

ITEM 8.   EXECUTIVE OFFICER
          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT
          November 10, 2004.

                                               KINROSS GOLD CORPORATION

                                               PER: /s/ John Ivany
                                                    ----------------------------
                                                        John Ivany
                                                        Executive Vice President